Filed by UPM-Kymmene Corporation
                                       Pursuant to Rule 425 under the Securities
                            Act of 1933 and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                            Subject Company:  Champion International Corporation
                                                 Commission File No.:  001-03053


UPM-Kymmene Corporation          PRESS RELEASE                      17 Feb, 2000

            Champion Shareholders to Receive 1.99 UPM-Kymmene Shares
                            For Each Champion Share

     Helsinki, Finland and Stamford, Connecticut, (February 17, 2000) - UPM-Kymmene Corporation (Helsinki Stock Exchange: UPM1V; NYSE: UPM) and Champion International Corporation (NYSE: CHA) today announced that their boards of directors have approved a definitive merger agreement that would create a premier global paper and forest products company. The combined enterprise value is approximately EUR 20.5 billion ($20.2 billion) [EUR 15.5 billion ($15.3 billion) in equity; EUR 5.0 billion ($4.9 billion) in net debt] and represents the industry's first substantial cross-Atlantic merger.

     Under the terms of the merger agreement, UPM-Kymmene will exchange 1.99 ordinary shares of UPM-Kymmene for each outstanding share of Champion common stock. Champion's shareholders may elect to receive either UPM-Kymmene ADRs or ordinary shares. The transaction values Champion's total equity at approximately EUR 6.6 billion ($6.5 billion), based on UPM-Kymmene's February 16 closing price of EUR 33.80 ($33.33). The exchange ratio of 1.99 represents a premium to Champion shareholders of approximately 30% over the average ratio of the two stocks during the past month. The transaction will be accounted for as a pooling of interests and is expected to be accretive to both companies' earnings per share in the first full year after closing.

     The combined company will be called Champion International and will be symbolized by UPM-Kymmene's logo, the Griffin. The company headquarters will be located in Helsinki, Finland.

     The combined company will have a well-balanced business portfolio with production plants in 17 countries and extensive sales and distribution facilities on five continents to better serve both local and global customers. In addition, the combined company will have the responsibility for the sustainable management of 6.4 million hectares (15.8 million acres) of forestlands worldwide. The combined company would have total revenues of approximately EUR 13 billion ($14 billion) and a total papermaking capacity of approximately 12.1 million metric tons per year, based on reported 1999 figures. UPM-Kymmene and Champion together have approximately 49,000 employees.

     The companies anticipate that they will achieve approximately EUR 330 million ($325 million) in synergies per year by 2002 and onwards from a combination of process optimization resulting in lower operating costs; reductions in logistical and purchasing costs; implementation of world-class marketing practices; internal pulp utilization; and sales and administrative cost reductions.

     UPM-Kymmene is one of the leading manufacturers of printing papers, including magazine paper, newsprint, and fine paper, as well as converting materials and wood products. UPM-Kymmene employs 31,000 people around the globe. Champion's major businesses include coated papers; uncoated freesheet papers; paper distribution; northern softwood and hardwood pulps; forestlands; and wood products. Champion International employs 18,000 people.

     Juha Niemela, president and chief executive officer of UPM-Kymmene Corporation, said, "We are delighted with today's announcement. We are convinced that this decision will serve the needs of our customers, shareholders and personnel in the best possible way. This merger solidifies UPM-Kymmene's position in the top tier of global paper and forest products companies. By combining two world-class organizations, we are creating an outstanding platform to create shareholder value as we build and capitalize upon Champion's and UPM-Kymmene's leadership positions in paper and forest products worldwide. UPM-Kymmene is a leader in the forest industry in Europe, and Champion has leadership positions in North America and Brazil. We expect this geographic diversification to fortify our strong position in the magazine and fine papers businesses and to moderate the traditional cyclicality in our earnings base. Importantly, the combined company will have all the necessary financial strength to pursue a whole range of growth opportunities in our industry.

     "We are committed to providing a superior return to our shareholders. Our complementary product lines will provide enhanced profit opportunities through, among other things, access to both short and long fiber, improved pulp balance and low cost pulp supply. In addition, Champion and UPM-Kymmene together should be able to realize substantial operational and marketing benefits, which we expect to further enhance profitability. Furthermore, the combined company will be committed to continuous improvement in all its operations in order to maximize efficiency and long-term profitability," Mr. Niemela added.

     Richard E. Olson, chairman and chief executive officer of Champion International, said, "We are very excited about this combination. With this merger, we immediately achieve the scale and market presence required to succeed in a global economy. This merger is the perfect fit for our Company. Our shareholders will receive a premium for their shares and the opportunity to own stock in a premier global company with substantial growth potential. Our employees will benefit from being part of an organization with leadership positions around the globe. The combined talents of UPM-Kymmene and Champion employees will make us not just bigger, but better. We both share a history of commitment to our employees, to the communities in which we operate, to sustainable forest management and to the environment."

     Mr. Niemela added, "We intend to be the supplier of choice for our customers by providing the quality of products and services that they value, and we expect to set the standard for excellence in this industry."

Board of Directors

     Six members of Champion's board of directors, including Mr. Richard E. Olson, chairman and chief executive officer, and Mr. Kenwood C. Nichols, vice chairman and executive officer, will be invited to join the board of directors of UPM-Kymmene, which presently has ten members.

Management Team

     Mr. Juha Niemela, president and chief executive officer of UPM-Kymmene, will be the chief executive officer of the combined company. In addition to Mr. Niemela, the members of the management team will include: senior executive vice president Martin Granholm, senior executive vice president Richard E. Olson, executive vice president Kenwood C. Nichols, senior vice president Michael P. Corey, senior vice president Jan-Henrik Kulp, senior vice president Heikki Sara and senior vice president Kari Toikka. The management team also includes the following divisional presidents: group senior vice president Pentti Arvela, group senior vice president Ismo Lepola, group senior vice president Matti J. Lindahl, group senior vice president Pentti Kallio and group senior vice president Kari Makkonen.

Timing and Approvals

     The merger is conditioned upon, among other things, the approvals of the shareholders of both companies and regulatory approvals in various jurisdictions. The companies anticipate that the merger can be completed during the first half of the year 2000.

     Chase Securities Inc. acted as financial advisor and White & Case LLP acted as legal counsel to UPM-Kymmene. Goldman Sachs & Co. acted as financial advisor and Skadden, Arps, Slate, Meagher & Flom LLP acted as legal counsel to Champion.

About UPM-Kymmene

     UPM-Kymmene Group, which is based in Helsinki, Finland, is one of the world's largest forest product companies and paper producers with annual sales in 1999 of EUR 8.3 billion ($8.8 billion). The company's product range covers printing papers, converting materials and wood products. The company has production plants in 15 countries and an extensive sales network.

About Champion International

     Champion International Corporation is an integrated forest products company with significant operations in the United States, Canada and Brazil. The company had sales in 1999 of $5.3 billion (EUR 5.0 billion). Champion is a major producer and distributor of coated and uncoated papers. The company's other products include market pulp, lumber and plywood, and selected paper for packaging. Champion has the responsibility for the sustainable management of approximately eleven million acres of forestlands supporting its manufacturing facilities.

     This press release contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of the safe-harbor provisions of the U.S. federal securities laws. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond the companies' ability to control or estimate precisely, such as future market conditions, the behavior of other market participants and the actions of governmental regulators. These and other risk factors are detailed in the two companies' SEC reports. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The companies do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release.

     Investors and security holders are advised to read the joint proxy statement/prospectus regarding the business combination transaction referenced in the foregoing information, when it becomes available, because it will contain important information. Such joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by UPM-Kymmene and Champion International. Investors and security holders may obtain a free copy of the joint proxy statement/ prospectus (when available) and other related documents filed by UPM-Kymmene and Champion International at the Commission's website at www.sec.gov. The joint proxy statement/prospectus and the other documents may also be obtained from UPM-Kymmene by contacting UPM-Kymmene, Attn: Reko Aalto-Setala, Etelaesplanadi 2, FIN-00101 Helsinki, Finland, and/or Champion International by contacting Champion International, Attn: Tom Hart, One Champion Plaza, Stamford, Connecticut 06921.

     Champion International, its directors, executive officers and certain other members of Champion International management and employees may be soliciting proxies from Champion International shareholders in favor of the merger. Information concerning the participants will be set forth in the joint proxy statement/prospectus when it is filed with the Securities and Exchange Commission.

                                      # # #

Conference Call Information

     To participate in the UPM-Kymmene/Champion Analyst/Investors Conference Call, please dial +44-181-781-0563 or the toll-free number for US analysts and investors 1-877-505-7565 at 3:30 pm (Finnish time), 8:30 am Eastern standard time on February 17, 2000, access code Helsinki. There will be a replay on Friday and Monday at the following call-in number: +44-181-288-4459, access code 660212.

Contacts for UPM-Kymmene:                   Contacts for Champion International:

For Media:                                  For Media:
Markku Franssila                            Gael Doar
+ 358-204-15-0021                           1-203-358-7900
markku.franssila@upm-kymmene.com            doarg@champint.com

For Investors:                              For Investors:
Olavi Kauppila                              Tom Hart
+ 358-204-15-0658                           1-203-358-7291
olavi.kauppila@upm-kymmene.com              harttb@champint.com
For U.S. investors: 1-877-487-2349

UPM-Kymmene Corporation          PRESS RELEASE            17 Feb, 2000, at 15.30

                     SUMMONS TO THE ANNUAL GENERAL MEETING

     The shareholders of UPM-Kymmene Corporation are hereby summoned to the Company's Annual General Meeting to be held on Tuesday, 21st March, 2000 at 1.30 p.m. at the Helsinki Fair Centre, address Rautatielaisenkatu 3, Main Entrance, FIN-00520 Helsinki. The names of the participants will be checked and the voting slips issued as from 00.30 p.m.

     The following matters will be dealt with at the meeting:

     1. The matters to be dealt with at the Annual General Meeting in accordance with Article 11 of the Company's Articles of Association.

     2. The Board of Directors' proposal on a share issue authorization for the Board of Directors

     The Board of Directors proposes that the Annual General Meeting authorize the Board of Directors to decide on increasing the share capital by a new issue of shares or by issuing convertible bonds and/or option rights in such a manner that on the basis of the new issue of shares, convertible bonds and option warrants the share capital can be increased by no more than 33,637,600 euros by issuing no more than 20,000,000 new shares. The other terms of the issue are to be decided by the Board of Directors. The Board of Directors may deviate from the shareholders' pre-emptive subscription rights provided that the Company has weighty economical reasons for doing so, such as strengthening of the capital structure of the Company, financing of corporate acquisitions, or other similar transactions related to restructurings within the industry. The new issue may also be effected against contribution in kind. The authorization will come into effect as of 5th April, 2000 and remain valid until the next Annual General Meeting of shareholders, however no longer than one year from the decision of this Annual General Meeting of shareholders.

     3. Information on the plan of a merger with Champion International Corporation.

     4. On the basis of Section 7, Chapter 9 of the Companies Act

     4.1 The proposal made by the shareholders Otso Ovaskainen, Annina Kappi, Tuomas Rantanen, Matti Ikonen, Matti Liimatainen, Otto Miettinen and Olli Turunen that UPM-Kymmene Corporation should reconsider its wood procurement policy in Finland in such a manner that the Company discontinues its timber purchases from the forest areas of the Forest and Park Service of Finland located in Northern and Eastern Finland which are considered valuable from the point of view of nature conservation and which have been defined in the map delivered to the Forest and Park Service by five Finnish organisations for nature conservation and environmental protection on 26th January, 1998.

     4.2 The proposal made by the aforementioned shareholders that UPM-Kymmene Corporation should reconsider its strategy for biodiversity in such a manner that the Company undertakes on its own initiative to preserve the ancient forests owned by the Company and valuable from the point of view of nature conservation as well as other forest areas which are considered important for the protection of endangered species of flora and fauna in Southern Finland.

Information

     Copies of documents concerning the financial statements, the proposal on the authorization of the Board of Directors, as well as other documents required by the Companies Act may be inspected by the shareholders as of 13th March, 2000 at the Head Office of UPM-Kymmene Corporation (address given below). Copies of these documents will be sent to shareholders on request.

Right to attend the Meeting

     Shareholders who wish to attend the Annual General Meeting must be registered in the list of the Company's shareholders maintained by Finnish Central Securities Depository Ltd. no later than 16th March, 2000.

     Shareholders whose shares have not been transferred into the book-entry securities system may also attend the Meeting provided that they were registered in the shareholders' list of Kymmene Corporation before 21st August, 1992, or in the shareholders' list of Repola Ltd. before 28th February, 1994, or that they have notified the Company of their share ownership and established their valid title and right to attend the Meeting. In this case the shareholders must present to the Meeting their share certificates or proof of their whereabouts, or other evidence that the title to the shares has not been transferred to a book-entry account.

     Shareholders wishing to attend the Annual General Meeting shall inform the Company thereof in writing no later than by Friday, 17th March, 2000, at 12 noon to: UPM-Kymmene Corporation, Share Register, Etelaesplanadi 2, P.O.Box 380, FIN-00101 Helsinki, by telephone to no. +358 (0)2041 50108 or +358 (0)2041
50109, or by telefax to no. +358(0)2041 50333. Individual persons may also send in their notice of attendance by internet at the address www.upm-kymmene.com. Written notices of attendance must arrive before the date and time given above. Possible proxies shall be submitted to the Company in connection with the notice of attendance.

Dividend

     The Board of Directors has decided to propose to the Annual General Meeting that a dividend of 1.25 euros per share be paid for the year 1999. The dividend will be paid to shareholders who are registered in the list of shareholders maintained by Finnish Central Securities Depository Ltd. at the record date. In accordance with the decision of the Board of Directors, the record date for the dividend payment is 24th March, 2000. The Board of Directors proposes to the Annual General Meeting that the dividend be paid on 31st March, 2000.

     Dividends payable to shareholders domiciled abroad will be subject to tax at source.

Helsinki, 17th of February, 2000

BOARD OF DIRECTORS

UPM-Kymmene Corporation
Markku Franssila
VP, Corporate Communications

DISTRIBUTION

The Helsinki Stock Exchange
The New York Stock Exchange
The main media

UPM-Kymmene Corporation          PRESS RELEASE    17 February, 2000 at 3.30 p.m.

            STOCK OPTION AGREEMENT BETWEEN UPM-KYMMENE AND CHAMPION

     UPM-Kymmene Corporation has signed a stock option agreement with Champion International Corporation whereby UPM-Kymmene grants to Champion an irrevocable option to purchase up to 7,538,000 of its own shares no later than 31 January, 2002. The exercise price shall be equal to the last sales price on the Helsinki Stock Exchange on each exercise date.

     In addition, UPM-Kymmene and Champion International have in connection with their Plan of Merger agreed that UPM-Kymmene will grant to Champion International a further option to purchase UPM-Kymmene shares representing 19.9 percent of the share capital less any shares purchased pursuant to the stock option agreement referred to above. This will finally be decided upon by the extraordinary shareholders' meeting.

     The complete Plan of Merger is to be seen on the Helsinki Stock Exchange.

UPM-Kymmene Corporation
Corporate Communications

Markku Franssila
Vice President, Corporate Communications

DISTRIBUTION
The Helsinki Stock Exchange
The New York Stock Exchange
The main media